Exhibit 99.4

Global Aviation Holdings Fund Limited

Consolidated financial statements

Year ended 30 June 2011

Registered number:	CR-187275

Global Aviation Holdings Fund Limited

Consolidated financial statements

Contents	Page

Independent auditors’ report	1
Statement of accounting policies	2 - 9
Consolidated statement of comprehensive income	10
Consolidated statement of changes in equity	11
Consolidated statement of financial position	12 - 13
Consolidated statement of cash flows	14
Notes forming part of the financial statements	15 - 44

Independent Auditors’ Report

The Board of Directors

Global Aviation Holdings Fund Limited:

We have audited the accompanying consolidated statements of financial position of Global Aviation Holdings Fund Limited and its subsidiaries (the “Company” or “Group”) as of June 30, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Aviation Holdings Fund Limited and subsidiaries as of June 30, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 25, on October 14, 2011, Fly Leasing Limited consummated the acquisition of the entire share capital of the Company. The financial statements of the Company do not reflect any adjustments to the assets and liabilities that might subsequently be necessary as a result of this transaction.

KPMG

Dublin, Ireland

December 23, 2011

Global Aviation Holdings Fund Limited

Statement of accounting policies

Statement of compliance

The financial statements as set out on pages 2 to 44 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The standards adopted by the Group are effective as of 30 June 2011.

The financial report includes the consolidated financial statements of the Group.

Basis of preparation

The financial statements have been prepared on the historical cost basis, except derivative financial instruments which are measured at fair value. The consolidated financial statements include the results of Global Aviation Holdings Fund Limited and all of its subsidiaries. The financial statements have been prepared for the purpose of reporting the Group’s financial performance and position to its members and certain of its financiers.

The directors have considered the adequacy of the Group’s funding, borrowing facilities and cash flow forecasts for at least the next 12 months and are satisfied that the Group financial statements are prepared on a going concern basis. This assumes that the Group will continue in operational existence for the foreseeable future.

The current reporting period is for the year ended 30 June 2011 and the prior reporting period is for the year ended 30 June 2010.

The accounting policies that the Group applies in the preparation of the financial statements for the year ended 30 June 2011 and the prior year are set out below. These accounting policies have been consistently applied by all Group entities.

Critical accounting estimates and judgments

The preparation of the financial report in conformity with IFRS requires the directors to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based upon historical experience and various other factors that the directors believe to be reasonable under the circumstances, the results of which form the basis of making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the directors on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The key judgments that could affect the reported results are those concerning the going concern basis of preparation and the recoverable amounts, useful lives and residual values of aircraft and the quantum and timing of the cashflows relating to the adjustment from full to half life maintenance return conditions in the value in use calculations. The estimated timing of cashflows relating to the full life to half life maintenance return condition has changed from the previous year. This had the effect of increasing the impairment expense in the current year by $4,500,000. The directors review the Group cash position and cash flow forecasts regularly. The directors also review the estimated recoverable amounts, useful lives and residual values of aircraft assets regularly and utilise professional appraisers and valuation experts where possible, to support estimates.

Global Aviation Holdings Fund Limited

Statement of accounting policies (continued)

Functional and presentation currency

The financial statements are presented in United States dollars, which is the functional and presentation currency of the Company and each of the subsidiaries comprising the Group. All financial information has been rounded to the nearest thousand unless otherwise stated.

Basis of consolidation

The consolidated financial statements include the results of the Company and its subsidiary undertakings. All inter-company transactions and balances between Group companies are eliminated on consolidation.

For those acquisitions which fall under the scope of IFRS 3 Business Combinations the results of subsidiaries acquired are included in the consolidated statement of comprehensive income from the date of acquisition. Upon the acquisition of a business, fair values are attributed to the consideration paid and the identifiable net assets acquired. Goodwill arising on acquisitions is dealt with as set out below.

Subsidiaries

Subsidiaries are entities controlled by the Group. Control is defined as being where the Group has power, directly or indirectly, to govern the financial and operating policies of such entities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of such entities are consolidated within the Group financial statements until the date control ceases.

Goodwill

The excess of the cost of a business combination over the interest in net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition of a subsidiary undertaking is capitalised as goodwill. Should the net fair value of the identifiable net assets, liabilities and contingent liabilities exceed the cost of the business combination, the fair value of the identifiable net assets, liabilities and contingent liabilities is reassessed and adjusted if necessary, with any residual excess recognised in the statement of comprehensive income.

Aircraft under operating lease

Aircraft under operating lease are stated at cost, less accumulated depreciation and any impairment. Cost represents the Group’s acquisition cost, including directly attributable costs capitalised. Depreciation is calculated on a straight-line basis over the asset’s useful life, generally estimated to be 25 years from the date of manufacture, to a residual value. Residual values are generally determined by the Group to approximate 12.5% of the manufacturer’s price at the time the aircraft was produced, although the directors may make exceptions to this on a case-by-case basis where a different residual value is determined to be more appropriate. In particular, residual values are likely to be adjusted where an aircraft is no longer in-production. Residual values and useful lives are reviewed by the directors at least annually.

Assets and liabilities held for sale

Non-current assets and disposal groups are classified as held for sale when their carrying amounts will be recovered principally through sale. A disposal group continues to be consolidated whilst held for sale. Accordingly, revenue and expenses continue to be recognised.

Disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell and are presented separately on the face of the balance sheet. Assets classified as held for sale are no longer amortised or depreciated.

Global Aviation Holdings Fund Limited

Statement of accounting policies (continued)

Assets and liabilities held for sale (continued)

The comparative balance sheet is not re-presented when a disposal group is classified as held for sale.

Losses incurred in classification of a disposal group as held for sale are allocated against the non-current assets in the disposal group. Any gain or loss not recognised prior to the date of sale of the disposal group is recognised at the time of sale.

Impairment of aircraft assets

At each annual reporting date where there are indications of a potential impairment of the Group’s aircraft assets, the recoverable amounts of the Group’s assets will be estimated, determined and compared with their carrying amounts.

An asset is considered to be impaired where its carrying value is in excess of its recoverable amount—being the higher of the asset’s fair value less costs to sell and its value in use. Value in use is calculated as the present value of the future cash flows to be derived from the operation of the asset. Future cash flows include contracted lease rentals, forecast lease rentals, a forecast cash flow to adjust from full to half life return condition and a forecast half life residual value at the end of the aircraft life. Future cash flows are discounted using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset.

If recoverable amounts are lower than carrying values, assets are reduced to their recoverable amounts with the resultant impairment charges being recorded in the statement of comprehensive income. Where a prior impairment loss has decreased or reversed, the carrying amount of the asset may be increased and the impairment loss reversed in the statement of comprehensive income to the extent that the asset is not carried at a higher value than if no impairment loss had been recognised in prior periods.

Impairment of financial assets

Financial assets are assessed at each reporting date to determine whether there is any objective evidence that they are impaired. A financial asset is considered to be impaired if evidence indicates that one or more events have had a negative effect on the estimated future cash flows associated with that asset.

An impairment loss in respect of a financial asset is calculated as the difference between its carrying amount and the amount estimated by the directors to be the recoverable amount.

All impairment losses are recognised in the statement of comprehensive income. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. Reversals are recognised in the statement of comprehensive income.

Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments and where required under operating lease contracts. Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash.

Restricted cash comprises cash held by banks but subject to withdrawal restrictions. Restricted cash consists primarily of maintenance reserves and security deposits received from lessees.

Global Aviation Holdings Fund Limited

Statement of accounting policies (continued)

Trade receivables

Trade receivables represent amounts due from lessees under operating lease contracts. Where amounts are outstanding from lessees, the Group will provide an allowance for doubtful accounts against these when necessary, based upon expected ability to collect the amounts, taking into consideration the credit quality of the lessee and the level of security held.

Security deposits

The majority of the Group’s leases require the lessee to pay a security deposit, either in cash or in the form of a letter of credit. These deposits are refundable to the lessee upon expiration of the lease and where such deposits are received in cash, they are recorded in the statement of financial position as a liability.

Maintenance reserves

The Group’s operating lease contracts require the lessee to perform maintenance on the leased aircraft. As such, the Group does not control the timing of these maintenance events and is not responsible for the associated costs.

Under certain leases, the Group receives supplemental rental payments, generally based upon the utilisation of the aircraft, which are reimbursed to the lessee upon performance of certain specified maintenance work. Supplemental rentals are recorded on the statement of financial position as maintenance reserves during the term of the lease, with reimbursements being charged against this liability as qualifying maintenance work is performed. At the end of a lease and where the Group is released from the obligation to make any further reimbursements in relation to the aircraft, the remaining balance of maintenance reserves, if any, may be released to operating lease income.

Under certain other leases, lessees are obligated to return aircraft in a specified condition and, if applicable, to pay compensation based upon the aircraft’s condition at return. As security for the return of the aircraft and payment of any applicable compensation, the lessor is entitled to security in the form of cash or letter of credit. Where such security is received in cash, it is recorded in the statement of financial position as a liability. This security is refundable to the lessee upon expiration of the lease.

Lessor contributions and lease incentives

Under certain leases, the Group may be obligated to make financial contributions towards certain specific maintenance work expected to fall due during the term of the lease. The Group estimates its likely contribution and recognises a liability upon the lease becoming effective.

Lessor contributions are treated as incentives to a lessee to enter into a lease. A lease incentive asset is recognised and amortised over the term of the associated lease.

Operating lease income

Operating lease income is recognised on a straight-line basis over the term of the underlying lease. The difference between lease rentals invoiced and amounts recognised in income, resulting from the straight-lining of revenues, are included in deferred lease income on the statement of financial position. As the Group’s lease agreements require payment in advance, rentals received but unearned under the lease agreements are also recorded in deferred lease income on the statement of financial position.

Lease classification

Leases where the Group, as lessor, retains substantially all the risks and rewards of ownership are classified as operating leases. Other leases are finance leases and they are presented as a receivable at an amount equal to the net investment in the lease.

Global Aviation Holdings Fund Limited

Statement of accounting policies (continued)

Effective interest rate

Revenue and expense on financial instruments classified as loans and receivables or financial liabilities at amortised cost, are recognised on an effective interest rate basis. This calculation takes into account interest received or paid and fees and commissions paid or received that are integral to the yield as well as incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial instrument at initial recognition.

Foreign currencies

The consolidated financial statements are presented in United States dollars which is the Group’s functional and presentation currency.

Transactions in foreign currencies are translated into United States dollars at the exchange rate prevailing at the date of the transaction or at the rates of exchange under related forward contracts where such contracts exist and to the extent the derivative is considered effective. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated at the exchange rate prevailing at the date, whilst non-monetary assets and liabilities that are measured at historical cost are translated at the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognised in other comprehensive income.

Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Derivatives are recognised initially and subsequently at fair value. The Group’s derivatives have been classified as cash flow hedges so, to the extent that the hedges are considered effective, movements in fair value are recognised in other comprehensive income and presented in the hedging reserve in equity. The amount recognised in other comprehensive income is removed and included in the profit and loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. The fair value of derivatives are based upon their market price.

If a hedging instrument no longer meets the criteria for hedge accounting, expires, or is sold, terminated or exercised, then hedge accounting is discontinued prospectively.

Taxation

Income tax comprises current and deferred Irish taxes attributable to certain of the Company’s subsidiaries. Current tax is recognised in the statement of comprehensive income based upon rates enacted at the reporting date taking into account relief for overseas taxation where appropriate and including any adjustments to taxes payable in respect of previous periods. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatments of items for tax and accounting purposes which have arisen, but not reversed, at the reporting date. Deferred taxes are recognised based upon the rates expected to be in force when the timing differences reverse.

Deferred tax assets are only recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Global Aviation Holdings Fund Limited

Statement of accounting policies (continued)

Guarantees provided on behalf of related entities

Certain Group entities have provided guarantees and comfort letters on behalf of subsidiaries and related entities. Where guarantees are determined to be financial guarantees they are recognised initially at their fair value. Subsequently, such guarantees are recognised at the higher of their initial fair value less cumulative amortisation, or the best estimate of the expenditure required to settle the obligation at the reporting date.

Adoption of new and revised accounting standards

The following standards/amendments to standards have been adopted by the Group during the year ended 30 June 2011 :

•	Revised IFRS 3 Business Combinations (2008) incorporates some changes that may be relevant to the Group’s operations, the effect of which will not be known until further periods. Revised IFRS 3, which becomes mandatory for the Group’s 2011 financial statements, will be applied prospectively. The impact of this standard on the financial statements will be assessed if new business combinations are entered into by the Group.

•	Amendments to IAS 28: Investments in Associates arise as a consequence of the revisions introduced in IFRS 3: Revised Business combinations. These amendments did not have a material impact on the consolidated financial statements of the Group.

•	Amendments to IAS 31 Interests in Joint Ventures arise as a consequence of the revisions introduced in IFRS 3: Revised Business combinations. These amendments did not have a material impact on the financial statements of the Group.

•	Amendments to IAS 38 Intangible Assets arise as a consequence of the revisions introduced in IFRS 3: Revised business combinations. These amendments did not have a material impact on the financial statements of the Group.

•	Amended IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations specifies the disclosure required in respect of non-current assets (or disposal group) classified as held for sale and discontinued operations. This amendment did not have a material impact on the financial statements of the Group.

•	Revised IAS 1 Presentation of Financial Statements clarifies that the potential settlement of a liability by an issue of equity will not affect its classification as current or non-current. This allows a liability to be classified as non-current (provided the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months following the accounting period). This amendment did not have a material impact on the financial statements of the Group.

•	The amendment to IAS 7 Statement of Cash flows specifies that only expenditures that result in a recognised asset in the statement of financial position can be classified as investing activities in the statement of cash flows. This amendment did not have a material impact on the financial statements of the Group.

•	The amendment to IAS 17 provides specific guidance on the classification of leases of land to make it consistent with general guidance on leases. In accordance with the general principles of IAS 17, leases should be classified as operating or finance leases. This amendment did not have a material impact on the financial statements of the Group.

Global Aviation Holdings Fund Limited

Statement of accounting policies (continued)

•	The amendment to IAS 36 Impairment of Assets clarifies that the largest cash generating unit (or group of units) to which goodwill should be allocated for impairment testing purposes is an operating segment as defined by IFRS 8 Operating Segments (paragraph 5) before the aggregation of operating segments with similar economic characteristics allowed by paragraph 12 of IFRS 8. This amendment did not have a material impact on the financial statements of the Group.

•	Amendments to IAS 39 Financial Instruments: Recognition and Measurement

•	clarifies that pre-payment options, the exercise price which compensates the lender for loss of interest by reducing the economic loss from reinvestment risk, should be considered closely related to the host debt contract.

•	clarifies when to recognise a gain or loss on hedge instruments as a reclassification adjustment in a cash flow hedge of a forced transaction that results subsequently in the recognition of a financial instrument.

•	amends the scope exemption in IAS 39 to clarify that (a) it only applies to binding (forward) contracts between an acquirer and a vendor in a business combination to buy an acquiree at a future date; (b) the term of the forward contract should not exceed a reasonable period normally necessary to obtain any acquired approvals and to complete the transaction; and (c) the exemption should not be applied to option contracts that on exercise will result in control of an entity, nor by analogy to investments in associates and similar transactions.

•	clarifies the application of existing principles that determine whether specific risks or portions of cash flows are eligible for designation in a hedging relationship. The amendments became mandatory for the Group’s 2011 financial statements, with retrospective application required.

These amendments did not have a material impact on the financial statements of the Group.

•	Amended IAS 27 Consolidated and Separate Financial Statements (2008) requires accounting for changes in ownership interests in a subsidiary that occur without loss of control, to be recognised as an equity transaction. The amendments to IAS 27, which became mandatory for the Group’s 2011 financial statements, did not have a significant impact on the financial statements.

•	On 1 July 2011 the Group retrospectively adopted amendments to IFRS 2 Share-based Payment Transactions. This amendment clarified its scope and the accounting for group cash settled cash based payment transactions in the separate or individual financial statements of the entity receiving the goods or services when that entity has no obligation to settle the share based payment transaction. This amendment did not have a material impact on the financial statements of the Group.

•	IFRIC 17 Distribution of Non-Cash Assets to Owners, offers guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders. This IFRIC is not expected to have a material impact on the financial statements of the Group.

•	Amendment to IAS 24 Related Party Disclosures simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. This amendment impacts upon the disclosure of related party relationships, transactions and outstanding balances, including commitments in the financial statements of the Group.

Global Aviation Holdings Fund Limited

Statement of accounting policies (continued)

New standards and interpretations not yet adopted

The following standards and interpretations have been adopted by the EU but are not effective for the year ended 30 June 2011 and have not been applied in preparing the financial statements:

•	In May 2011 the IASB issued IFRS 10 Consolidated Financial Statements; IFRS 11 Joint Arrangements; IFRS 12 Disclosure of Interests in Other Entities; IFRS 13 Fair Value Measurement and revised versions of IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures with effective dates of 1 January 2013. The Group is currently in the process of evaluating the potential effect of these standards.

•	IFRS 9 Financial Instruments, published on 12 November 2009 as part of phase I of the IASB’s comprehensive project to replace IAS 39, deals with classification and measurement of financial assets. The requirements of this standard represent a significant change from the existing requirements in IAS 39 in respect of financial assets. The standard contains two primary measurement categories for financial assets: amortised cost and fair value. The standard eliminates the existing IAS 39 categories of held to maturity, available for sale and loans and receivables. In October 2010 the IASB added to IFRS 9 the requirements relating to the classification and measurement of financial liabilities, which retained most of the requirements of IAS 39 for financial liabilities. The standard is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is currently in the process of evaluating the potential effect of this standard.

Global Aviation Holdings Fund Limited

Consolidated statement of comprehensive income

For the year ended 30 June 2011

	September 30,	September 30,	September 30,
	Note	2011 $’000	2010 $’000
Operating lease income	2	138,185	146,133
Interest income		469	389
Other income	16	—	21,313
Management fee income		545	—

		139,199	167,835

Operating lease expense	5	61,374	62,635
Interest expense	7	72,073	34,545
Asset impairment expense	12	13,039	15,904
Write-down on transfer to held for sale	11	—	4,899
Impairment of goodwill	1	2,913	—
Administrative expense	8	6,476	7,331

(Loss) / profit before taxation		(16,676)	42,521

Income tax (benefit) / expense	9	(3,670)	5,714

(Loss) / profit after tax for the year		(13,006)	36,807

Attributable to:
Equity holders of the Company		(13,006)	36,807

		(13,006)	36,807

Other comprehensive income

Effective portion of changes in fair value of cash flow hedges, net of tax		(5,614)	4,378

Other comprehensive income for the year		(5,614)	4,378

Total comprehensive (loss) / income for the year		(18,620)	41,185

The notes on pages 15-44 form part of the financial statements.

Approved by the Board and signed on its behalf by:

Colm Barrington

Director

Global Aviation Holdings Fund Limited

Consolidated statement of changes in equity

For the year ended 30 June 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Issued capital $’000	Capital redemption reserve $’000	Share premium reserve $’000	Hedging reserve $’000	Accumulated losses $’000	Minority interest $’000	Total $’000
Balance at 1 July 2009	28	—	4	1,438	(58,751)	1,953	(55,328)
Transactions with shareholders	(4)	2	—	—	—	(1,953)	(1,955)
Total comprehensive income and expense for the year	—	—	—	4,378	36,807	—	41,185

Balance at 30 June 2010	24	2	4	5,816	(21,944)	—	(16,098)
Transactions with shareholders	—	—	—	—	—	—	—
Total comprehensive income and expense for the year	—	—	—	(5,614)	(13,006)	—	(18,620)

Balance at 30 June 2011	24	2	4	202	(34,950)	—	(34,718)

The notes on pages 15-44 form part of the financial statements.

Approved by the Board and signed on its behalf by:

Colm Barrington

Director

Global Aviation Holdings Fund Limited

Consolidated statement of financial position

As at 30 June 2011

	September 30,	September 30,	September 30,
	Note	2011 $’000	2010 $’000
Current assets
Cash and cash equivalents	22	15,703	4,539
Restricted cash	22	105,503	111,171
Debtors	10	1,556	1,317
Derivatives	17	112	2,231
Assets held for sale	11	—	6,600
Other assets	14	494	607

Total current assets		123,368	126,465

Non-current assets
Derivatives	17	163	3,585
Aircraft under operating lease	12	1,300,928	1,373,759
Other assets	14	290	1,072

Total non-current assets		1,301,381	1,378,416

Total assets		1,424,749	1,504,881

Current liabilities
Payables	15	233	150
Security deposits		1,664	1,859
Maintenance reserves		11,815	28,712
Deferred lease income		13,105	10,765
Borrowings	16	71,830	223,280
Derivatives	17	73	—
Other liabilities	19	3,000	4,568

Total current liabilities		101,720	269,334

Non-current liabilities
Security deposits		18,984	18,860
Maintenance reserves		71,508	58,937
Borrowings	16	1,258,606	1,160,416
Deferred tax	18	6,117	10,402
Other liabilities	19	2,532	3,030

Total non-current liabilities		1,357,747	1,251,645

Total liabilities		1,459,467	1,520,979

Equity
Issued capital	21	24	24
Reserves	21	208	5,822
Accumulated losses		(34,950)	(21,944)

Total equity		(34,718)	(16,098)

Total equity and liabilities		1,424,749	1,504,881

Global Aviation Holdings Fund Limited

Consolidated statement of financial position

As at 30 June 2011

The notes on pages 15-44 form part of the financial statements.

Approved by the Board and signed on its behalf by:

Colm Barrington

Director

Global Aviation Holdings Fund Limited

Consolidated statement of cash flows

For the year ended 30 June 2011

	September 30,	September 30,	September 30,
	Note	2011 $’000	2010 $’000
Cash flows from operating activities
Operating lease income		139,252	145,649
Payments to suppliers		(7,273)	(5,570)

Cash generated from operations		131,979	140,079
Interest received		408	465
Interest paid		(48,966)	(54,438)
Income taxes paid		—	420

Net cash from operating activities		83,421	86,526

Cash flows from investing activities
Disposal / (purchase) of operating leased assets		6,600	(24)
Proceeds from sale of investment		—	3,100
Subsidiary acquisition costs		(3,458)	—

Net cash from investing activities		3,142	3,076

Cash flows from financing activities
Proceeds from borrowings, net of issue costs		41,453	5,387
Repayment of borrowings		(117,089)	(75,030)
Redemption of loan notes		—	(18,004)
Maintenance reserves, net		(4,813)	19,075
Security deposits, net		(618)	(1,000)
Restricted cash and cash equivalents		5,668	(18,204)

Net cash used in financing activities		(75,399)	(87,776)

Net increase in cash and cash equivalents		11,164	1,826

Cash and cash equivalents at beginning of year		4,539	2,713

Cash and cash equivalents at end of year	23	15,703	4,539

The notes on pages 15-44 form part of the financial statements.

Global Aviation Holdings Fund Limited

Notes

Forming part of the financial statements

1 Acquisitions of subsidiaries and minority interests

On 6 July 2010 the Company acquired 100% of Global Aviation Asset Management Pty Limited, and its 100% wholly owned subsidiary GAAM UK Pty Limited for a consideration of $3,458,000.

The acquired companies’ primary business is the provision of management services in relation to aircraft transactions.

The consideration paid exceeded total value of acquired assets and $2,913,000 was recognized as goodwill arising on acquisition.

The sources and uses of funds in connection with the acquisition are summarized below:

September 30,
US$’000
Proceeds
Proceeds from bank	3,458

Uses	US$
Payment to vendor	(3,458)

Fair value of assets and liabilities acquired on 6 July 2010:

September 30,
US$’000
Assets
Cash and cash equivalents	590
Debtors	131
Property plant and equipment	139
Other assets	78

Liabilities
Payables	(261)
Other liabilities	(132)

545

Cost of acquisition	3,458

Goodwill	2,913

On 30 June 2011 the investment in Global Aviation Asset Management Pty Limited, and its 100% wholly owned subsidiary GAAM UK Pty Limited was written down to $1 being its expected selling price.

On 31 August 2011 Global Aviation Asset Management Pty Limited, and its 100% wholly owned subsidiary GAAM UK Pty Limited was sold for $2.

Global Aviation Holdings Fund Limited

Statement of accounting policies (continued)

1 Acquisitions of subsidiaries and minority interests (continued)

GAAM was originally purchased by the group as the externally managed structure was viewed as a negative when attempting to raise funds. The purchase price was agreed between the Company’s board (which comprised the Company’s shareholders) and GAAM’s owners. The sale of GAAM occurred as a result of the FLY acquisition. FLY is managed by BBAM and GAAM was thus replaced as manager upon the acquisition concluding. In regard to the nominal sale price, GAAM’s value was principally in the management fee stream it generated from the aviation business which was now being terminated. The price that the Company’s shareholders accepted for the business compensated them for the loss of the management fee stream as well as for the sale of the aircraft portfolio.

2 Operating lease income

	September 30,	September 30,
	2011 $’000	2010 $’000
Operating lease income	138,185	146,133

All operating lease income is earned from the lease of commercial jet aircraft to global airlines.

The Group’s operating leases expire between December 2011 and December 2018. Some lease contracts specify fixed rental amounts whilst others reset based upon changes in U.S. Libor.

3 Operating lease income geographical split

The Group’s revenues are generated from customers located in the following geographic regions:

	September 30,	September 30,
	2011 $’000	2010 $’000
Europe	81,667	83,228
Asia	36,258	42,397
Central & South America	12,230	12,407
Africa	5,207	5,244
North America	2,823	2,857

	138,185	146,133

Global Aviation Holdings Fund Limited

Notes (continued)

4 Operating lease minimum lease receipts

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	September 30,	September 30,
	2011 $’000	2010 $’000
Less than one year	134,282	128,632
Between one and five years	271,247	345,886
More than five years	56,534	88,750

	462,063	563,268

The Group has entered into certain lease agreements denominated in Euro which have been converted into United States dollars for the purpose of presenting the future minimum lease rentals receivable.

5 Operating lease expense

	September 30,	September 30,
	2011 $’000	2010 $’000
Depreciation expense	59,851	61,800
Lease management fees	1,523	835

	61,374	62,635

Global Aviation Holdings Fund Limited

Notes (continued)

6 Staff numbers and costs

The Group had thirteen employees at 30 June 2011 (2010: four employees). The aggregate payroll costs of these persons were as follows:

	September 30,	September 30,
	2011 $’000	2010 $’000
Salaries and wages	2,684	295
Social welfare taxes	191	32

	2,875	327

7 Interest expense

	September 30,	September 30,
	2011 $’000	2010 $’000
Interest expense on:
Bank loans	49,457	51,961
Investor loans	21,340	24,056
Waiver of investor interest (note 16)	—	(44,758)
Other	1,276	3,286

	72,073	34,545

8 Administrative expense

	September 30,	September 30,
	2011 $’000	2010 $’000
Compensation, benefits and temporary staff costs	2,875	328
Legal, professional and other fees	1,946	1,611
Insurance	178	312
Management fees (note 23)	—	2,923
Premises rental and other office costs	1,021	387
Impairment of financial assets	10	1,384
Loss on sale of investment	—	37
Audit fees	320	226
Directors’ fees	126	123

	6,476	7,331

The Group arranges for Global Aviation Asset Management Pty Limited as trustee for the Global Aviation Asset Management Unit Trust (“GAAM”), under the direction of the board of directors, to provide management services to the Group. GAAM charged the Group nil (2010: $2,923,000) for management services during the year ended 30 June 2011 (note 23).

Global Aviation Holdings Fund Limited

Notes (continued)

9 Income tax expense / (benefit)

	September 30,	September 30,
	2011 $’000	2010 $’000
Current tax
Withholding tax	615	884

	615	884

Deferred tax (note 18)
Deferred tax (credit) / charge for the year at a rate of 12.5%	(4,285)	4,830

Total income tax (benefit) / expense	(3,670)	5,714

	September 30,	September 30,
	2011 $’000	2010 $’000
Reconciliation of effective tax rate

The tax assessed for the year is higher (2010: lower)than the standard rate of corporation tax in Ireland of 12.5%. The differences are explained below:

(Loss) / profit before taxation	(16,676)	42,521

(Loss) / profit multiplied by standard rate of corporation tax in Ireland of 12.5%	(2,085)	5,315

Effects of:
Not subject to Irish corporation tax	—	82
Non-taxable items	(2,200)	(433)
Deferred tax asset (recognised) / not recognised	—	(13)

	(4,285)	4,951

Prior year overprovision	—	(121)
Withholding tax	615	884

	(3,670)	5,714

As a company incorporated in the Cayman Islands, the Company is not liable to domestic tax. The Group is liable for Irish tax and withholding taxes associated with its aviation leasing operations.

Global Aviation Holdings Fund Limited

Notes (continued)

10 Debtors

	September 30,	September 30,
	2011 $’000	2010 $’000
Current assets:
Trade receivables	1,531	1,293
Amounts due from related undertaking (note 23)	4	4
Other receivables	21	20

	1,556	1,317

11 Assets and liabilities held for sale

	September 30,	September 30,
	2011 $’000	2010 $’000
Assets held for sale:
Cash and cash equivalents	—	—
Aircraft	—	6,600

	—	6,600

On 6 July 2010, the one Boeing 737-300 aircraft was sold. In 2010 in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, the aircraft was written down to $6,600,000 being its fair value less cost to sell ($40,000 shown in other liabilities) and transferred from non-current assets to Assets held for sale.

The write-down associated with the sale of $4,899,000 was recognised in the consolidated statement of comprehensive income in the prior year.

Global Aviation Holdings Fund Limited

Notes (continued)

12 Aircraft under operating lease

	September 30,	September 30,
	2011	2010
	$’000	$’000
Gross carrying amount
At beginning of year	1,617,036	1,631,821
Additions	—	24
Transfer to assets held for sale	—	(14,809)

At end of year	1,617,036	1,617,036

Accumulated depreciation
At beginning of year	243,277	168,923
Asset impairment expense	12,980	15,904
Depreciation expense	59,851	61,800
Classified as held for sale (note 11)	—	(3,350)

At end of year	316,108	243,277

Net book value	1,300,928	1,373,759

See note 16 for details of security granted over the Group’s aircraft assets.

The Company does not own any aircraft directly. All aircraft are owned by its subsidiary undertakings.

Aircraft carrying value review and resulting impairment charge

In accordance with the requirements of IAS 36 Impairment of Assets, a review of the Group’s aircraft assets was conducted by comparing the recoverable amounts of aircraft against their carrying amounts. Recoverable amounts were calculated as the higher of the assets’ fair value less costs to sell and their value in use.

Value in use was calculated as the present value of the future cash flows expected to be derived from the operation of the aircraft to the end of its estimated useful economic life, being 25 years from manufacture. Future cash flows were discounted using a pre-tax market discount rate that reflects the time value of money and the risks specific to aircraft.

The fair value less costs to sell was determined using an average of market appraisals obtained from third party appraisal firms, adjusted where necessary for individual aircraft specification.

For each aircraft where an impairment was indicated, the carrying value of the aircraft was adjusted to its recoverable amount. Recoverable amounts for these aircraft were based on value in use for thirteen (2010: four) of the impaired aircraft and fair value less costs to sell for one (2010: five) of the impaired aircraft.

An impairment expense has been recognised at 30 June 2011 of $12,980,000 (2010: $15,904,000) in relation to fourteen aircraft (2010: nine aircraft). In addition to this an impairment expense of $59,000 has been recognised in relation to office equipment. These amounts have been included in the statement of comprehensive income as asset impairment expense.

Global Aviation Holdings Fund Limited

Notes (continued)

13 Investment in subsidiary undertakings

The Company has interests in the following entities:

A.	The Company owns 100% of the issued share capital of the following companies:

Name of subsidiary	Nature of business

Global Aviation Asset Management Pty Limited	Financing and management services
Temple Aviation Holdings Limited	Holding Company

Temple Aviation Holdings Limited is incorporated in Ireland and both companies have an accounting reference date of 30 June.

B.	Temple Aviation Holdings Limited owns 100% of the issued share capital of the following company:

Name of subsidiary	Nature of business

GAHF (Ireland) Limited	Financing and management services

The above company is incorporated in Ireland and has an accounting reference date of 30 June.

C.	Global Aviation Asset Management Pty Limited owns 100% of the issued share capital of the following company:

Name of subsidiary	Nature of business
Global Aviation Asset Management UK Pty Limited	Management services
Global Aviation Asset Management Unit Trust	Trustee

D.	GAHF (Ireland) Limited owns 100% of the issued share capital of the following companies:

Name of subsidiary	Nature of business

Baker & Spice Aviation Limited	Aircraft owner and lessor
Richoux Aviation Limited	Aircraft owner and lessor
GAAM China No.1 Limited	Aircraft owner and lessor
Caledonian Aviation Holdings Limited	Holding company and management services

Each of the above companies is incorporated in Ireland and has an accounting reference date of 30 June.

Global Aviation Holdings Fund Limited

Notes (continued)

13 Investment in subsidiary undertakings (continued)

E.	Caledonian Aviation Holdings Limited owns 100% of the issued share capital of the following company:

Name of subsidiary	Nature of business

Hobart Aviation Holdings Limited	Holding company

The above company is incorporated in Ireland and has an accounting reference date of 30 June.

F.	Hobart Aviation Holdings Limited owns 100% of the issued share capital of the following companies:

Name of subsidiary	Nature of business

Aphrodite Aviation Limited	Aircraft owner and lessor
Artemis Aviation Limited	Aircraft owner and lessor
Callista Aviation Limited	Aircraft owner and lessor
Eternity Aviation Limited	Aircraft owner and lessor
Grace Aviation Limited	Aircraft owner and lessor
Great Wall Aviation Limited	Aircraft owner and lessor
Hermes Aviation Limited	Aircraft owner and lessor
Kimolos Limited	Aircraft owner and lessor
Padoukios Limited	Aircraft owner and lessor
Palma Aviation Limited	Aircraft owner and lessor
Panda Aviation Limited	Aircraft owner and lessor
Victoria Peak Aviation Limited	Aircraft owner and lessor
Roosevelt Holdings Limited	Holding company

Each of the above companies is incorporated in Ireland and has an accounting reference date of 30 June.

G.	Roosevelt Holdings Limited owns 100% of the issued share capital of the following companies:

Name of subsidiary	Nature of business

Churchill Aviation Limited	Trust beneficiary
Drake Aviation Limited	Trust beneficiary
Goa Aviation Limited	Trust beneficiary
Marlborough Aviation Limited	Trust beneficiary
Montgomery Aviation Limited	Trust beneficiary
Mumbai Aviation Limited	Trust beneficiary
Nelson Aviation Limited	Trust beneficiary

Each of the above companies is incorporated in Ireland and has an accounting reference date of 30 June.

Global Aviation Holdings Fund Limited

Notes (continued)

13 Investment in subsidiary undertakings (continued)

H.	Companies listed in G. above hold 100% of the issued share capital of the following companies respectively:

Name of subsidiary	Nature of business

Clementine Aviation Limited	Trustee
Somerset Aviation Limited	Trustee
Wingate Aviation Limited	Trustee
Surrey Aviation Limited	Trustee
Sussex Aviation Limited	Trustee
Balfour Aviation Limited	Trustee
Suffolk Aviation Limited	Trustee

Each of the above companies is incorporated in Ireland and has an accounting reference date of 30 June.

I.	Companies listed in G. above hold 100% of the issued share capital of the following entities respectively:

Name of trust	Nature of business

Clementine Aviation Trust	Aircraft leasing
Somerset Aviation Trust	Aircraft leasing
Wingate Aviation Trust	Aircraft leasing
Surrey Aviation Trust	Aircraft leasing
Sussex Aviation Trust	Aircraft leasing
Balfour Aviation Trust	Aircraft leasing
Suffolk Aviation Trust	Aircraft leasing

Each of the above trusts is an Irish resident trust and has an accounting reference date of 30 June.

14 Other assets

	September 30,	September 30,
	2011	2010
	$’000	$’000
Current assets:
Other deposit	98	—
Favourable leases	209	212
Lease incentive	16	172
Other	171	223

	494	607

Global Aviation Holdings Fund Limited

Notes (continued)

14 Other assets (continued)

	September 30,	September 30,
	2011	2010
	$’000	$’000
Non-current assets:
Favourable leases	216	425
Lease incentive	45	647
Office equipment	29	—

	290	1,072

Favourable leases represents the unamortised portion of the asset recognised at the date of acquisition of the Hobart Group in accordance with IFRS 3 Business Combinations.

15 Payables

	September 30,	September 30,
	2011	2010
	$’000	$’000
Current:
Trade payables	233	150

Non-current:
Due to Group undertaking (note 23)	—	—

16 Borrowings

	September 30,	September 30,
	2011	2010
	$’000	$’000
Current liabilities:
Bank loans	71,830	212,938
Other loan	—	10,342

	71,830	223,280

Non-current liabilities:
Bank loans	1,010,090	938,694
Investor loans	211,964	206,465
Deferred interest on investor loans	36,552	15,257

	1,258,606	1,160,416

Global Aviation Holdings Fund Limited

Notes (continued)

16 Borrowings (continued)

Group borrowings analysis

Set out below are the contractual repayment obligations under the Group’s borrowings:

	September 30,	September 30,	September 30,	September 30,
30 June 2011	Within one year $’000	Between 1 & 5 years $’000	Greater than 5 years $’000	Total $’000
Bank loans	71,830	962,290	47,800	1,081,920
Investor loans, including deferred interest	—	—	248,516	248,516

	71,830	962,290	296,316	1,330,436

	September 30,	September 30,	September 30,	September 30,
30 June 2010	Within one year $’000	Between 1 & 5 years $’000	Greater than 5 years $’000	Total $’000
Bank loans	212,938	849,091	89,603	1,151,632
Investor loans, including deferred interest	—	—	221,722	221,722
Other loans	10,342	—	—	10,342

	223,280	849,091	311,325	1,383,696

Bank loans—Aircraft specific financing

a. Baker & Spice Aviation Limited aircraft financing

The aircraft owned by Baker & Spice Aviation Limited (“Baker & Spice”), a wholly owned subsidiary, are primarily financed by bank loans made under an umbrella loan agreement with certain lenders. Baker & Spice has borrowed in the form of senior and junior loans under this umbrella loan to finance the acquisition of 17 aircraft. Monthly repayments of interest and principal are scheduled on the senior loans whilst monthly repayments of interest are scheduled on the junior loans. At 30 June 2011 $415,052,000 (2010: $442,326,000) was outstanding under the loans (net of debt issuance costs). The loans mature between January 2012 and December 2017. Interest is charged on each loan at commercial market rates.

b. Richoux Aviation Limited aircraft financings

The aircraft owned by Richoux Aviation Limited (“Richoux”), a wholly owned subsidiary, are primarily financed under a loan agreement with a bank. Monthly or quarterly repayments of interest and principal are scheduled on the loans. At 30 June 2011, $21,238,000 (2010: $65,996,000) was outstanding under the one remaining loan (2010: 3 loans). During the year, two of the loans were repaid upon the sale of the related aircraft to GAAM China No.1 Limited.

Global Aviation Holdings Fund Limited

Notes (continued)

16 Borrowings (continued)

b. Richoux Aviation Limited aircraft financings (continued)

GAHF (Ireland) Limited provides a guarantee in connection with certain aspects of the bank loans provided to Richoux. Throughout the year, GAHF (Ireland) Limited satisfied the tangible net worth requirement under this guarantee. On 30 June 2011, GAHF (Ireland) Limited ceased to satisfy the tangible net worth requirement under this guarantee, but rectified this within the period stipulated by the terms of the related bank loan.

c. GAAM China No. 1 Limited aircraft financings

The aircraft owned by GAAM China No. 1 Limited (“GAAM China”), a wholly owned subsidiary of GAHF (Ireland) Limited, are primarily financed under a loan agreement with a bank. GAAM China borrowed $35,953,000 (net of debt issuance costs) during the financial year. Quarterly repayments of interest and principal are scheduled on the loans. At 30 June 2011, $34,758,000 (2010: nil) was outstanding under the loans (net of debt issuance costs).

GAHF (Ireland) Limited provides a comfort letter in connection with certain aspects of the bank loans provided to GAAM China. As at 30 June 2011 and throughout the year, GAHF (Ireland) Limited satisfied the tangible net worth required under this comfort letter.

d. GAHF (Ireland) Limited financing of aircraft owned by the Hobart Group

The aircraft owned by the Hobart Group are primarily financed by loans under which GAHF (Ireland) Limited is the borrower. At 30 June 2011 $610,872,000 (2010: $643,309,000) was outstanding under these loans. Monthly repayments of interest and principal are scheduled on the loans. The loans mature in November 2012. Interest is charged on the loans at commercial market rates.

During the year, one loan was fully repaid upon the sale of an aircraft.

e. Security offered to lenders

In consideration of receipt of the loans, and in the case of Baker & Spice for the provision of derivative contracts, the borrower under each loan agreement was obliged to provide security to the lenders. The security in each case takes the form of a mortgage over the aircraft, assignment of the corresponding aircraft operating leases, warranties and insurances and pledges or charges over bank accounts. GAHF (Ireland) Limited has also granted a charge to the lenders over the shares that it holds in Baker & Spice, Richoux, GAAM China No. 1 Limited and the Hobart Group entities.

The loan agreements provide that this collateral acts as security for the loans made by the lenders to finance the aircraft. In the case of the Baker & Spice financing, the collateral also acts as security for four aircraft owned by non-Group entities, The Barcom Aviation Unit Trust and The Aviation Solutions Unit Trust, which are financed under the same umbrella loan agreement.

Under each financing, the borrower’s liability under the loan agreement is limited to the amounts it recovers from the sale of the aircraft financed or from the operating lease agreements or the proceeds from the enforcement of the security granted to the lenders, except however that GAAM China has personal liability for the payment of certain maintenance, storage, insurance and similar costs where the loan term is extended when a lessee has defaulted on its obligations or in order to remarket the aircraft.

Global Aviation Holdings Fund Limited

Notes (continued)

16 Borrowings (continued)

e. Security offered to lenders (continued)

Other than disclosed above, the lenders only have recourse to the unsecured assets of the borrowers where the borrowers have failed to comply with certain operational covenants (such as those relating to proper management, no change of business, no imposition of withholding taxes on loan repayments, gross negligence and fraudulent or wilful misconduct).

Investor loans

On 25 July 2011, GAHF (Ireland) Limited entered into an agreement whereby all deferred and accrued interest on its investor loans (totalling $20,558,000) was irrevocably and unconditionally waived by the investors and GAHF (Ireland) Limited’s liability in this regard was duly extinguished. At 30 June 2011 therefore, non-current deferred interest on investor loans payable of $36,552,000 (2010: $15,300,000) includes interest due to investors for the period 1 September 2009 to 31 May 2011 which was deferred rather than paid in accordance with the terms of the underlying loan agreement. The amount is payable in priority to interest accruing subsequently on the investor loans.

The investor loan notes mature in June 2017 and bear interest at 10% which is payable quarterly in arrears.

On 21 August 2009, GAHF (Ireland) Limited entered into an agreement whereby all deferred and accrued interest on its investor loans (totalling $41,820,000) was irrevocably and unconditionally waived by the investors and the Group’s liability in this regard was duly extinguished

On 28 May 2010, GAHF (Ireland) Limited redeemed 39,658,144.98 of its investor loan notes for $18,006,000 representing a discount of $21,313,000 to the outstanding principal balance. These loan notes, and the interest entitlements attaching to them (of $2,938,000), were cancelled upon redemption.

17 Derivatives

	September 30,	September 30,
	2011	2010
	$’000	$’000
Current assets:
Foreign currency swaps:	112	2,231

Non-current assets
Foreign currency swaps:	163	3,585

Current liabilities:
Foreign currency swaps:	(73)	—

Global Aviation Holdings Fund Limited

Notes (continued)

17 Derivatives (continued)

The Group has entered into derivative financial instruments to hedge its exposure to Euro lease revenues. Derivatives are recognised at fair value, provided by the counterparties to each derivative, and have been classified as cash flow hedges. As such, the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred is recognised in other comprehensive income and presented in the hedging reserve in equity (refer note 21). The derivatives are assessed to be effective and as such no amount is recognised as ineffective (2010: nil).

The Group’s derivative obligations are secured by the security package set out in note 16.

The future minimum euro rentals receivable under non-cancellable operating leases are €16.8m (2010: €26.9m).

There was no tax impact on the cash flow hedges (2010: nil).

18 Deferred tax

	September 30,	September 30,
	2011	2010
	$’000	$’000
Deferred tax liabilities	(81,248)	(69,257)
Deferred tax assets	75,131	58,855

Net position	(6,117)	(10,402)

	September 30,	September 30,
	2011	2010
	$’000	$’000
The movement for the year in the Group’s net deferred tax position was as follows:
Balance brought forward	(10,402)	(5,572)
Credit / (charge) to income for the year	4,285	(4,830)

Balance carried forward	(6,117)	(10,402)

	September 30,	September 30,
	2011	2010
	$’000	$’000
Deferred tax liabilities
Balance brought forward	(69,257)	(55,200)
Charge to income for the year	(11,991)	(14,057)

Balance carried forward	(81,248)	(69,257)

Deferred tax liabilities arise on capital allowances on leased assets.

Global Aviation Holdings Fund Limited

Notes (continued)

18 Deferred tax (continued)

	September 30,	September 30,
	2011	2010
	$’000	$’000
Deferred tax assets
Balance brought forward	58,855	49,628
Credit / (charge) to income for the year	16,276	9,227

Balance carried forward	75,131	58,855

Deferred tax assets arise on losses carried forward. There is an unrecognised deferred tax asset at 30 June 2011 of $481,000 (2010: $481,000) in relation to losses no longer expected to be utilised following the sale of an aircraft.

19 Other liabilities

	September 30,	September 30,
	2011	2010
	$’000	$’000
Current liabilities:
Interest payable	1,742	1,807
Unfavourable leases	544	544
Lessor contributions	114	1,205
Other creditors and accruals	600	1,012

	3,000	4,568

Non-current liabilities:
Interest payable	1,766	1,720
Unfavourable leases	766	1,310

	2,532	3,030

Unfavourable leases represents the unamortised portion of the liability recognised at the date of acquisition of the Hobart Group in accordance with IFRS 3 Business Combinations.

Global Aviation Holdings Fund Limited

Notes (continued)

20 Financial instruments and associated risks

The Group has exposure to the following risks:

• credit risk;

• liquidity risk; and

• market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

A. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from airline customers and financial institutions under its derivative contracts.

The Group operates as a supplier to airlines. The airline industry is cyclical, economically sensitive and highly competitive. A key determinant of the Group’s success is the financial strength of its customers and their ability to react to and cope with the competitive environment in which they operate.

If a customer experiences financial difficulties this may result in default or the early termination of the lease. The directors mitigate this risk by comprehensive credit reviews of customers both prior to and during the course of a lease. Where appropriate, the Group also collects maintenance reserves and security deposits from its lessees. At 30 June 2011, the Group held letters of credits from six of its lessees in respect of twelve aircraft with a value of $35,658,000 (2010: six leases, ten aircraft and $7,407,000). At 30 June 2010, the Group also held bank undertakings totalling $117,000,000 in relation to obligations arising under the lessee for four of its aircraft. The Group also regularly reviews the credit ratings of its derivative counterparties.

The Group holds significant cash balances of $121,206,000 which are invested on a short-term basis and are classified as cash and cash equivalents. These deposits and other financial instruments give rise to credit risk on amounts due from counterparties. Credit risk is managed by holding funds only with highly rated counterparties and by limiting duration of exposure. The Group typically does not enter into deposits with a duration of more than 6 months.

An impairment expense of $1,384,000 was recognised by the Group at 30 June 2010 in relation to an amount receivable from a non-airline customer counterparty with the carrying value of the receivable having been reduced to nil.

The carrying amount of financial assets as presented on the statement of financial position represents the Group’s maximum exposure to credit risk at the reporting date, other than in the case of certain financial guarantee obligations entered into by the Group.

Global Aviation Holdings Fund Limited

Notes (continued)

20 Financial instruments and associated risks (continued)

Guarantees provided by the Group

GAHF (Ireland) Limited has entered into a guarantee over the obligations of one of its subsidiaries and comfort letters in relation to another two subsidiaries and related entities, The Barcom Aviation Unit Trust, The Aviation Solutions Unit Trust and The Durbar Aviation Unit Trust. The guarantee and comfort letters relate to four non-recourse debt facilities which have a combined total outstanding balance at the reporting date of $631,694,000 (2010: three facilities with an outstanding balance of $678,867,000).

The guarantee and comfort letters are similar in nature. Under each, GAHF (Ireland) Limited guarantees the payment and performance of non-recourse loan obligations under the loan agreements. The guarantee and comfort letters may only be enforced in situations where the borrowers have failed to comply with certain operational covenants (such as those relating to proper management, no change of business, no imposition of withholding taxes on loan repayments, gross negligence, fraudulent or willful misconduct and material breach of representations or warranties). The guarantee and comfort letters do not cover failure to make repayments under the loan agreements, these being limited to enforcement of the lender’s security. None of these guarantees had been called upon during the year.

The comfort letter relating to The Durbar Aviation Unit Trust’s obligations extends to the payment of any broken funding costs relating to the loans or hedging agreements and the payment of interest falling due on the loans during any six month period in which the aircraft is off-lease and being re-marketed.

The comfort letter relating to GAAM China No.1 Limited’s obligations extends to the payment of certain maintenance, storage, insurance and similar costs where the loan term is extended when a lessee has defaulted on its obligations or in order to re-market the aircraft.

Under the terms of undertakings provided in relation to Richoux and GAAM China No.1 Limited, GAHF (Ireland) Limited is obliged to maintain a tangible net worth. Throughout the year, GAHF (Ireland) Limited satisfied the tangible net worth requirement in relation to Richoux. On 30 June 2011,GAHF (Ireland) Limited ceased to satisfy the tangible net worth requirement under this guarantee, but rectified this within the period stipulated by the terms of the related bank loan. As at 30 June 2011 and throughout the year, GAHF (Ireland) Limited satisfied the tangible net worth requirement under the GAAM China No.1 Limited undertaking.

B. Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group actively manages its cash position to ensure that it has sufficient cash on demand to meet expected operational expenses for the current month, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Group has one bank loan totalling $20,607,000 maturing during the financial year ending 30 June 2012. Based upon discussions with the incumbent financier and success in other recent refinancings, the directors are confident of securing refinancing terms in relation to the maturing bank loan once a new lessee for the aircraft has been finalised. A marketing campaign is underway to identify new lessees.

Global Aviation Holdings Fund Limited

Notes (continued)

20 Financial instruments and associated risks (continued)

The tables below set out a maturity analysis of the gross contractual cash flows attaching to the Group’s financial liabilities:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2011	Carrying Amount $’000	Up to 3 months $’000	3 to 6 months $’000	6 months to 1 year $’000	1 year to 5 years $’000	Over 5 years $’000	Total $’000
Non-derivative financial liabilities:
Payables	233	233	—	—	—	—	233
Borrowings	1,330,436	24,720	44,651	49,184	1,015,314	430,080	1,563,949
Security deposits	20,648	—	1,045	950	12,944	7,001	21,940
Other liabilities	3,508	1,742	—	—	—	1,766	3,508

	1,354,825	26,695	45,696	50,134	1,028,258	438,847	1,589,630
Commitments	—	39	39	39	—	—	117

	1,354,825	26,734	45,735	50,173	1,028,258	438,847	1,589,747

Swaps used for hedging:
Undiscounted cash inflows		3,659	3,659	7,323	9,730	—	24,371
Undiscounted cash outflows		(3,666)	(3,656)	(7,279)	(9,565)	—	(24,166)

		(7)	3	44	165	—	205

The tables below set out a maturity analysis of the gross contractual cash flows attaching to the Group’s financial liabilities:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2010	Carrying Amount $’000	Up to 3 months $’000	3 to 6 months $’000	6 months to 1 year $’000	1 year to 5 years $’000	Over 5 years $’000	Total $’000
Non-derivative financial liabilities:
Payables	150	150	—	—	—	—	150
Borrowings	1,383,696	69,501	76,847	124,680	931,110	466,578	1,668,716
Security deposits	20,719	1,381	878	—	12,552	8,774	23,585
Other liabilities	3,527	1,807	—	—	—	1,720	3,527

	1,408,092	72,839	77,725	124,680	943,662	477,072	1,695,978
Commitments	—	33	33	65	98	—	229

	1,408,092	72,872	77,758	124,745	943,760	477,072	1,696,207

Derivative financial instruments:
Swaps used for hedging:
Undiscounted cash inflows		3,658	3,658	7,316	24,370	—	39,002
Undiscounted cash outflows		(3,097)	(3,097)	(6,199)	(20,690)	—	(33,083)

		561	561	1,117	3,680	—	5,919

Global Aviation Holdings Fund Limited

Notes (continued)

20 Financial instruments and associated risks (continued)

Maintenance reserves and lessor contributions are paid to the lessee upon the occurrence of a qualifying maintenance event. The timing and cost of qualifying maintenance events cannot be determined with certainty in advance. Accordingly the maintenance reserve liability of $83,332,000 (2010: $87,649,000) and lessor contribution liability of $114,000 (2010: $1,205,000) are not included in the above table.

The derivative financial instruments information at 30 June 2011 has been presented based on the undiscounted gross inflows and (outflows) on those derivatives that require gross settlement. Where outflows are payable in Euro, the United States dollar equivalents as shown in the table are referenced to the forward exchange curve existing at the reporting date. Where inflows are receivable at floating rates, the amounts have been calculated in accordance with the forward curve at the reporting date.

The Group’s commitments are denominated in Euros, but have been translated into United States dollar equivalents at the exchange rate ruling at the reporting date.

C. Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

(i) Currency risk

The Group is exposed to currency risk on lease rentals receivable, denominated in Euro. These risks have been mitigated by entering into derivative instruments which have effectively fixed the United States dollar amounts receivable over the terms of the underlying aircraft leases.

The Group is exposed to currency risk on cash and working capital balances held in currencies other than the functional currency. These risks are detailed in the following tables:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2011 EUR’000	2010 EUR’000	2011 AUD’000	2010 AUD’000	2011 GBP’000	2010 GBP’000
Cash and cash equivalents	634	634	3,018	—	2	1
Debtors	10	16	—	—	—	—
Other assets	58	68	117	13	7	7
Payables	(17)	(11)	(160)	(20)	(17)	(5)
Security deposits	(595)	(591)	—	—	—	—
Other liabilities	(234)	(247)	(141)	(125)	(18)	(30)

Gross exposure	(144)	(131)	2,834	(132)	(26)	(27)

Global Aviation Holdings Fund Limited

Notes (continued)

20 Financial instruments and associated risks (continued)

The following significant exchange rates applied during the year:

	September 30,	September 30,	September 30,	September 30,
	Average rate		Reporting date spot rate
	2011	2010	2011	2010
EUR1 = USD	1.3632	1.3916	1.4475	1.2284
AUD1 = USD	1.0126	0.8823	1.0723	0.8556
GBP1 = USD	1.5907	1.5822	1.5987	1.5024

Sensitivity analysis

A 5% weakening of the USD against the EUR, AUD and GBP at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010.

A strengthening of the USD by 5% would have an equal but opposite effect on the amounts shown below.

	September 30,	September 30,
	Equity $’000	Profit and loss $’000
30 June 2011
GBP	(1)	(1)
EUR	(5)	(5)
AUD	1	1

30 June 2010
AUD	(1)	(1)
EUR	(6)	(6)
GBP	(8)	(8)

(ii) Interest rate risk

The majority of the Group’s financial assets and liabilities are interest-bearing. Interest-bearing financial assets and interest-bearing financial liabilities mature or re-price in the short term. As a result, the Group is subject to exposure to fair value interest rate risk due to fluctuations in the prevailing levels of market interest rates.

Interest rate profile and fair value of financial assets and financial liabilities

Aircraft lease rental rates have a close relationship with interest rates. Where lease rentals float based on U.S. 1 month Libor, the Group secures floating rate bank debt and where lease rates are fixed, the Group secures fixed rate bank loans.

Global Aviation Holdings Fund Limited

Notes (continued)

20 Financial instruments and associated risks (continued)

 C. Market risk (continued)

The interest rate profile and fair values of the Group’s financial assets and liabilities were (short term debtors and creditors have been excluded from the table below in instances where fair value is equivalent to carrying value):

	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2011	Fixed rate items $’000	Floating rate items $’000	Items on which no interest is paid $’000	Total book value $’000	Fair value $’000
Financial assets:
Financial assets at fair value:
Derivatives	—	—	275	275	275
Financial assets at amortised cost:
Cash and cash equivalents	—	121,206	—	121,206	121,206
Debtors	—	—	1,556	1,556	1,556

	—	121,206	1,831	123,037	123,037

Financial liabilities:
Financial liabilities at fair value:
Derivatives	—	—	73	73	73
Financial liabilities at amortised cost:
Borrowings	877,323	416,561	36,552	1,330,436	1,263,511
Security deposits	—	9,223	11,425	20,648	21,272
Maintenance reserves	—	10,555	72,768	83,323	83,323
Other liabilities	—	—	3,622	3,622	2,694

	877,323	436,339	124,440	1,438,102	1,370,873

	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2010	Fixed rate items $’000	Floating rate items $’000	Items on which no interest is paid $’000	Total book value $’000	Fair value $’000
Financial assets:
Financial assets at fair value:
Derivatives	—	—	5,816	5,816	5,816
Financial assets at amortised cost:
Cash and cash equivalents	—	115,710	—	115,710	115,710
Debtors	—	—	1,317	1,317	1,317

	—	115,710	7,133	122,843	122,843

Global Aviation Holdings Fund Limited

Notes (continued)

20 Financial instruments and associated risks (continued)

C. Market risk (continued)

	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2010	Fixed rate items $’000	Floating rate items $’000	Items on which no interest is paid $’000	Total book value $’000	Fair value $’000
Financial liabilities:
Financial liabilities at amortised cost:
Borrowings	933,197	435,242	15,257	1,383,696	1,306,544
Security deposits	—	9,211	11,508	20,719	21,390
Maintenance reserves	—	26,593	61,056	87,649	87,649
Other liabilities	—	—	3,527	3,527	2,557

	933,197	471,046	91,348	1,495,591	1,418,140

C. Market risk (continued)

The fair value of financial assets and financial liabilities have been determined by the directors, based upon the present values of the expected cash flows deriving from each financial asset or financial liability, discounted at an appropriate discount rate. Maintenance reserves are reimbursed based upon the cost and timing of qualifying maintenance activity which is under the control of the lessee. As such, fair value is assumed to equal book value in the above tables.

Fair value hierarchy

The fair value measurement disclosures use a three-level fair value hierarchy that reflects the significance of the inputs used in measuring fair values of financial instruments in the statement of financial position. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of derivative financial instruments entered into by the Group is calculated by reference to current forward market rates for contracts with similar maturity profiles. These derivative financial instruments are all defined as being Level 2 with no Level 1 or Level 3 derivatives being held. No transfers have been made between any fair value hierarchy levels during the financial year.

Global Aviation Holdings Fund Limited

Notes (continued)

20 Financial instruments and associated risks (continued)

Cash flow sensitivity analysis for variable rate instruments

An increase in interest rates by 100 basis points at the reporting date would have increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for June 2010. A decrease in the interest rates of 100 basis points would have an equal but opposite effect on the amounts shown below.

	September 30,	September 30,
	Equity $’000	Profit and loss $’000
30 June 2011
Variable rate instruments	519	519

30 June 2010
Variable rate instruments	506	506

D. Capital management

The board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The board of directors monitors the return on capital, which the Company defines as the internal rate of return on cash invested. The board of directors also monitors the level of dividends to ordinary shareholders.

The board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. There were no changes in the Company’s approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed regulatory capital requirements.

Under the bridging loan facility which was fully repaid on 29 July 2009, the Group was required to comply with loan to value covenants and debt service coverage covenants. All such covenants were met during the year ended 30 June 2011.

GAHF (Ireland) Limited provides a guarantee in connection with certain aspects of the bank loans provided to a wholly owned subsidiary. As at 30 June 2011 and throughout the financial year, GAHF (Ireland) Limited satisfied the covenant under this guarantee.

Global Aviation Holdings Fund Limited

Notes (continued)

21 Issued capital and reserves

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to vote at meetings of the Company in line with the provisions of the Company’s Articles of Association.

Dividends

No dividends were declared or paid during the year (2010: nil).

Reserves

	September 30,	September 30,
	Group
	2011 $’000	2010 $’000
Hedging reserve	202	5,816
Share premium reserve	4	4
Capital redemption reserve	2	2

	208	5,822

The hedging reserve comprised the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedge transactions that have not yet occurred.

The capital redemption reserve reflects the Company’s repurchase on 28 June 2010 of 3,965,815 shares of the Company for less than par value.

22 Cash

(a) Cash balances:

	September 30,	September 30,
	2011 $’000	2010 $’000
Restricted cash	105,503	111,171
Cash and cash equivalents	15,703	4,539

Global Aviation Holdings Fund Limited

Notes (continued)

22 Cash (continued)

	September 30,	September 30,
	Group
(b) Reconciliation of cash flows from operating activities with net profit:	2011 $’000	2010 $’000

Net (loss) / profit	(13,006)	36,807

Adjustments for:
Depreciation	59,851	61,800
Asset impairment	13,039	15,904
Write down on transfer to held for sale	—	4,889
Gain on repurchase of loan notes	—	(21,313)
Investor interest waiver	—	(44,758)
Impairment of financial asset	—	1,384
Amortisation of lease incentive	333	172
Amortisation of unfavourable lease	(332)	(908)
Amortisation of debt issuance costs	1,082	1,129

Operating profit before changes in working capital and provisions	60,967	55,106

Change in trade and other receivables	(239)	3,333
Change in other assets	836	807
Change in payables	83	(521)
Change in deferred lease income	2,340	14
Change in borrowings	22,376	29,382
Change in other liabilities	(2,942)	(1,595)

Net cash provided by operating activities	83,421	86,526

Global Aviation Holdings Fund Limited

Notes (continued)

23 Related parties

(a)	Transactions with related parties

Gregory Woolley was an alternate director of the Company, and a director of Global Aviation Asset Management Pty Limited which acts as the trustee for the Global Aviation Asset Management Unit Trust (together “GAAM”) and of GAAM UK Pty Limited. Mr. Woolley had a 100% indirect interest in GAAM up until 6 July 2010. On 6 July 2010 Mr. Woolley sold his 100% interest in GAAM to the Company. On 31 August 2011, the Company sold its 100% interest in GAAM to Woolley GAL Pty Limited, a company beneficially owned by Mr. Woolley. Mr. Woolley is a director of Woolley GAL Pty Limited. Mr. Woolley resigned as a director of the Company on 14 October 2011.

The Group has entered into an outsourcing agreement with GAAM under which GAAM provides management services to the Group. During the year ended 30 June 2010, GAAM charged the Group management fees of nil (2010: $2,923,000).

GAAM UK Pty Limited is a wholly owned subsidiary of GAAM. GAAM UK Pty Limited charged the Group lease management fees of nil (2010: $85,000) of which the Company was charged nil (2010: nil).

(b)	Amounts due to investors

Gregory Woolley is a director of and indirectly the 100% beneficial owner of Woolley GAL Pty Limited. Mr. Woolley is also a director of and indirectly the 30.9% beneficial owner of LJCB OA Pty Limited.

On 18 December 2009, Woolley GAL Pty Limited acquired 36,667,000 investor loan notes with an outstanding principal amount of $36,353,668.33 and with an entitlement to deferred and accrued interest of $1,090,610.04 from four former investors.

On 19 May 2010, LJCB OA Pty Ltd acquired 30,000,000 investor loan notes with an outstanding principal amount of $29,743,640.05 and with an entitlement to deferred and accrued interest of $2,148,151.77 from a former investor.

The following tables represent amounts due to related party investors included in the balance sheet under Borrowings (refer “Investor loans” and “Deferred interest on investor loans” in note 16). Refer also to note 16 for details of the terms and maturity of the investor loans.

Investor loans

	September 30,	September 30,
	2011 $’000	2010 $’000
Non-current
Woolley GAL Pty Limited	36,353	36,353
LJCB OA Pty Limited	29,744	29,744

	66,097	66,097

Global Aviation Holdings Fund Limited

Notes (continued)

23 Related parties (continued)

(b) Amounts due to investors (continued)

Deferred interest on investor loans

	September 30,	September 30,
	2011 $’000	2010 $’000
Non-current
Woolley GAL Pty Limited	6,443	2,757
LJCB OA Pty Limited	5,271	2,255

	11,714	5,012

The Group recognised interest expense on the above loans as follows:

	September 30,	September 30,
Interest expense	2011 $’000	2010 $’000
Woolley GAL Pty Limited *	3,686	3,060
LJCB OA Pty Limited *	3,016	2,503

	6,702	5,563

*	Interest expense includes the entitlement to accrued and deferred interest obtained upon purchase of the investor loan notes

(c) Other amounts due from Group undertakings

i	The amounts in the following table represent balances due from related parties and are included in the statement of financial position under Debtors (refer note 10).

	September 30,	September 30,	September 30,
Related party	Relationship to Company	2011 $’000	2010 $’000
Current assets
The Cecil Aviation Unit Trust	Common control	4	4

The balances shown in current assets are trading accounts that have arisen during the course of operations and are not subject to interest and are repayable on demand.

Global Aviation Holdings Fund Limited

Notes (continued)

23 Related parties (continued)

Guarantees

i	Guarantees formerly provided by related parties in respect to GAHF (Ireland) Limited’s bridging loan facility

In relation to a bridging loan facility, Deeds of Guarantee (the “Guarantee(s)”) were entered into by The Cecil Aviation Unit Trust, The Wentworth Aviation Unit Trust, The Wellington Aviation Unit Trust, Park Lane Aviation Holdings Limited, the Company and Temple Aviation Holdings Limited (the “Guarantor(s)”). The bridging loan facility was fully repaid on 29 July 2009 and these Guarantees and all other security was subsequently released.

ii	Guarantees provided by the Group in respect to aircraft financing obligations of related parties

Guarantees have been provided by the Group in respect to the aircraft financing obligations of certain related parties. These are further detailed in note 16.

24 Commitments and contingencies

Operating lease commitments

Commitments exist under a non-cancellable operating lease in relation to office premises and car parking spaces as follows:

	September 30,	September 30,
	2011 $’000	2010 $’000
Expiring:
Within one year	116	131
Between one and five years	—	98

	116	229

Pursuant to the lease agreement, operating lease rentals, including a service charge, are payable quarterly in advance in EUR. The lease expires on 9 May 2012.

Litigation

Due to the nature of its operations, the Group may occasionally become involved in litigation actions. There were no litigation claims during the year or outstanding at the date of this report.

Global Aviation Holdings Fund Limited

Notes (continued)

25 Subsequent events

On 25 July 2011, the Group entered into an agreement whereby deferred interest on investor loans (totalling $20,558,000) was irrevocably and unconditionally waived by the investors and the Group’s liability in this regard was duly extinguished.

On 29 July 2011, the shareholders of the Group entered into an agreement with FLY Leasing Limited for the acquisition of the entire share capital of the Group and all of the loan notes issued by the Group. The sale closed on 14 October 2011.

Other than as disclosed, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

26 Approval of financial statements

The board of directors approved these financial statements on 23 December 2011.